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                             December 22, 2020

       Bruce Rodgers
       Chief Executive Officer
       LMF Acquisition Opportunities Inc
       1200 W. Platt St., Suite 100
       Tampa, Florida 33606

                                                        Re: LMF Acquisition
Opportunities Inc
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
1, 2020
                                                            CIK No. 0001831868

       Dear Mr. Rodgers:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS filed on December 1, 2020

       Description of Securities
       Exclusive forum for certain lawsuits, page 114

   1. We note your disclosure that your certificate of incorporation will contain an exclusive forum provision. Please
include a discussion of this provision in Risk Factors, including a statement as to whether
it applies to the federal securities laws. Your disclosure should clearly describe any
risks or other impacts on investors, and should address any
                                                        uncertainty about
enforceability.
 Bruce Rodgers
FirstName LastNameBruce   Rodgers
LMF Acquisition  Opportunities Inc
Comapany22,
December  NameLMF
              2020 Acquisition Opportunities Inc
December
Page 2    22, 2020 Page 2
FirstName LastName
Financial Statements
Note 8 Subsequent Events, page F-14

2. Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A.
       You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing